Via EDGAR

December 30, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Jeanne Baker
Mr. Terence O’Brien, Branch Chief

Re:	INSMED Inc
Form 10-K filed February 25, 2020
File No. 000-30739

Ladies and Gentlemen:

Insmed Incorporated (the “Company”) respectfully submits this letter in response to a letter, dated December 21, 2020, from the staff of the Securities and Exchange Commission (the “Staff”) commenting on the Company’s Annual Report on Form 10-K filed with the Commission on February 25, 2020. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s letter in bold text and the Company’s response immediately thereafter.

Form 10-K for the fiscal year ended December 31, 2019

Financial Statements

Consolidated Statements of Comprehensive Loss, page 77

1.	Please note that since you report amortization of intangible assets outside of cost of product revenue, it is not appropriate to present a separate caption for gross margin. Refer to SAB Topic 11:B and revise your presentation to either reclassify the applicable amortization to cost of product revenues or remove the caption gross margin.

Response:

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, in future filings, the Company will no longer present a gross margin caption in its consolidated statements of comprehensive loss.

We acknowledge that we are responsible for the adequacy and accuracy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

700 US Highway 202/206 | Bridgewater, NJ 08807 | Phone: 908-977-9900 | Fax: 908-526-4026

www.insmed.com

Correspondence regarding this letter may be directed to the attention of the undersigned at sara.bonstein@insmed.com. In addition, you may contact me at (732) 487-7513 or Christine Pellizzari at (732) 487-7366.

Sincerely,

INSMED INCORPORATED

/s/ Sara M. Bonstein
Sara M. Bonstein
Chief Financial Officer

cc:          Christine Pellizzari, Insmed Incorporated

Michael J. Riella, Covington & Burling LLP

2 | Page